NORTHERN CONTINENTAL RESOURCES INC.
305 - 455 Granville Street
Vancouver
BC V6C 1T1
Tel. (604) 685 9255
Fax. (604) 669-3041

02015075

November 29, 2001

SUPPL

U S Securities & Exchange Commission
450 Fifth Street N W
Washington
DC 20549

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

Re: File N. 82-1803

Dear Sir/Madam:

Enclosed is a copy of the Quarterly and Year End Report for the period ended September 30, 2001 for Northern Continental Resources Inc.

This report was mailed to the shareholders on the Supplementary List on November 29, 2001.

U.S. POST OFFICE DELAYED

Your truly,

NORTHERN CONTINENTAL RESOURCES INC.

M. O'Sullivan
Secretary

Enclosure

cc: Standard & Poor's.

dlw 2/12

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 31 2002
WASH, D.C.
354

British Columbia Securities Commission
BC FORM 51-901F

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
NORTHERN CONTINENTAL RESOURCES INC.	September 30, 2001	November 27, 2001

ISSUER ADDRESS:

Suite 302, 455 Granville Street,

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NUMBER	ISSUER TELEPHONE NUMBER
Vancouver,	British Columbia	V6C 1T1	(604) 669-3041	(604) 685-9255

WEBSITE:	E-MAIL:
www.northern-continental.com	Info@northern-continental.com

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NUMBER
Charles N. O'Sullivan	Chairman	(604) 682-3701

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	DATE SIGNED YY/MM/DD
Signed: *"Charles N. O'Sullivan"*	01/11/27
Signed: *"Frank Callaghan"*	01/11/27

NORTHERN CONTINENTAL RESOURCES INC.

Balance Sheet
Unaudited – Prepared by Management

	September 30, 2001 $	June 30, 2001 $
ASSETS		
Current assets:		
Cash	454	266,682
Accounts Receivable and prepaid advances	27,899	3,000
	28,353	269,682
Furniture and fixtures (Note 5)	2,072	2,181
Mineral properties (Note 4)	655,186	448,397
	685,611	720,260
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable and accrued liabilities	96,076	106,742
Shareholders' equity:		
Share capital (Note 3)	6,817,761	6,408,511
Advances on share subscriptions		404,250
Deficit	(6,228,226)	(6,199,243)
	589,535	613,518
	685,611	720,260

Approved by the Board of Directors:

Signed:

"Charles N. O'Sullivan"

"Frank Callaghan"

NORTHERN CONTINENTAL RESOURCES INC.

Statement of Operations and Deficit
For the three months ended September 30,
Unaudited – Prepared by Management

	2001	2000
	$	$
Interest income	760	54
Administrative expenses		
Bank charges and interest	136	-
Consulting fees	5,000	5,000
Depreciation	109	-
Investor relations and Shareholder information	69	6,041
Legal fees	807	2,040
Listing and filing fees	2,087	100
Management fees	15,000	15,000
Office, telephone and miscellaneous	3,873	458
Office rent	1,403	2,122
Salaries	1,877	3,197
Transfer agent fees	563	-
	(29,743)	(33,958)
Net loss for the period	(28,983)	(33,904)
Deficit, beginning of year	(6,199,243)	(5,992,059)
Deficit, end of year	(6,228,226)	(6,025,963)
Loss per share	$(0.00)	$(0.00)

NORTHERN CONTINENTAL RESOURCES INC.

Statement of Cash Flows
For the three months ended September 30,
Unaudited – Prepared by Management

	2001	2000
	$	$
CASH PROVIDED BY (USED IN)		
Operating activities:		
Loss for the period	(28,983)	(33,904)
Items not involving cash:		
Depreciation	109	-
	(28,874)	(33,904)
Changes in non-cash working capital items:		
Amounts receivable and prepaid expenses	(24,899)	-
Accounts payable and accrued liabilities	(10,666)	(53,015)
	(64,439)	(86,919)
Investing activities:		
Mineral properties	(206,789)	(8,900)
Financing activities:		
Shares issued for cash	409,250	118,750
Advances on share subscriptions	(404,250)	-
	5,000	118,750
Cash used during the period	(266,228)	22,931
Cash, beginning of period	266,682	25
Cash, end of period	454	22,956

1. **Basis of Presentation**

These unaudited interim financial statements have been prepared in accordance with the instructions for the preparation of such financial statements contained in the CICA Handbook Section 1751. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such instructions. These unaudited financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended June 30,2001.

2. **Comparative Figures**

Certain of the prior years comparative figures have been reclassified to conform to the presentation adopted for the current year.

3. **Share Capital**

a. Authorized: 100,000,000 common shares without par value

b. Issued:

	Number of Shares	Amount
Balance, June 30,2001	5,436,050	$6,408,511
Issued in the period for cash	2,728,332	409,250
Balance, September 30, 2001	8,164,382	$6,817,761

c) During the period the Company issued 2,728,332 units at a price of $0.15 per unit. Each unit consisted of one common share and one half share purchase warrant entitling the investor to purchase an addition common share in the company for each whole warrant at a price of $0.20 per share exercisable on or before August 16, 2002.

4. **Mineral Property**

a) Russell Lake Property

The Company hold 100% interest in certain mineral claims located in the La Ronge Mining District of the Athabasca Basin in Saskatchewan.

4. Mineral Property, continued

Balance forward, June 30, 2001	$ 448,397
Expenditures during the period:	
Russell Lake Property	
Assays	6,627
Drilling	148,562
Equipment rentals	6,098
Geological consulting	8,302
Geology and geophysics	23,931
Mobilization and demobilization	8,631
Travel, meals, accommodation	4,634
	206,785
Balance end of period, September 30, 2001	$ 655,182

5. Furniture and fixtures

	Cost	Accumulated Depreciation	Net Value
Furniture and fixtures	14,558	12,486	2,072

6. Related Party Transactions

Related party transactions not disclosed elsewhere in these statements are as follows:

a) During the period the paid or made provision for future payment of $15,000 to a private company owned by a Director's family for consulting fees and $5,000 to a director of the Company for management fees.

NORTHERN CONTINENTAL RESOURCES INC.
SCHEDULE "B"- SUPPLEMENTARY INFORMATION

SECURITIES ISSUED DURING THE PERIOD ENDED JUNE 30, 2001.

Date YY/MM/DD	Type of Issue	Description	Number of Shares Issued	Deemed Value or Actual Price per share	Proceeds $	Type of Consideration
01/08/16	Common	Private Placement	2,728,332	$0.15	$409,250	Cash

OPTIONS GRANTED DURING THE PERIOD ENDED JUNE 30, 2001.

Date Granted	Number	Type	Description/Name	Exercise Price	Expiry Date
Nil					

OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT JUNE 30, 2001

Security	Amount	Exercise or Convertible Price	Expiry Date YY/MM/DD
Options	227,500	$0.41 per share	03/02/10
Options	100,000	$0.36 per share	03/05/09
Options	163,600	$0.25 per share	03/12/16
Warrants	2,075,000	$0.27 per share	01/12/31
Warrants	200,000	$0.27 per share	01/12/31
Warrants	437,500	$0.25 per share	02/04/18
Warrants	2,728,332	$0.20 per share	02/08/16

SHARES IN ESCROW OR SUBJECT TO POOLING AT JUNE 30, 2001

There are no shares held in escrow or subject to pooling

LIST OF DIRECTORS AND OFFICERS AS AT JUNE 30, 2001

Charles N. O'Sullivan
Chairman and Director

Frank Callaghan
President and Director

Allan Crawford,
Director

H.K. Maddison,
Director

J. Frank Bradley,
Director, CFO and Secretary

Description of Business

The Company's principal business activities are the exploration and development of mineral properties, specifically uranium. The Company is in the process of exploring and developing its mineral properties and has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable ore reserves in its mineral properties, the ability of the Company to obtain the necessary financing to complete development, confirmation of the Company's interest in the underlying mineral claims and leases and upon future profitable production or sufficient proceeds from the disposition of its mineral properties.

The Company is continually investigating new exploration opportunities, and mineral exploration is carried out on properties identified by management of the company as having favorable exploration potential. Interests in such properties are acquired in various ways. In some cases the Company, through its own efforts, stakes mineral claims or acquires exploration permits. In other cases the Company acquires interest in mineral properties from third parties. An acquisition from a third party is typically made by way of an option agreement which requires the Company to make specified option payments and to incur a specified amount of exploration expenditures on the property within a given time in order to earn an interest in the property. Most option agreements provide that once the Company has made any required option payments and incurred the specified exploration expenditures, the parties will enter into a joint venture requiring each party to contribute towards future exploration and development costs based on its percentage interest in the property, or suffer dilution of its interest.

The Company advances its projects to varying degrees by prospecting, mapping, geophysics and drilling. Once a property is determined to have limited exploration potential the property is abandoned or sold. In cases where exploration work on the property reaches a stage where the expense and risk of further exploration and development are too high the Company may seek a third party to earn an interest by furthering the exploration process. Optioning a property to a third party allows the Company to retain an interest in further exploration and development while limiting its obligation to commit large amounts of capital to any one project. The mineral exploration business is high risk and most exploration projects will not become mines.

Results of Operations

The Company reports a net loss of Cdn $28,983 or $0.00 per share for the three-month period ended September 30, 2001 compared to a net loss of Cdn $33,904 or $0.00 per share for the corresponding period in 2000. The losses represent administrative expenses. Investor relations and shareholder information has declined in the quarter by $4,679. Office services and supplies have increased by $3,415 whereas salaries and rent have decreased by $2,039.

Exploration activities

During the period the Company completed a TEM geophysical survey, linecutting and 1,572 meters of diamond drilling on the Russell Lake property at a cost of $206,785. A total of approximately 2,400 meters will have been drilled when the program is complete. The drilling program is designed to test primary target areas along the south-eastern portion of the Grayling conductor.

Related Party Transactions

In an effort to reduce overhead and administrative costs, the Company shares offices with other public companies that have Directors in common. During the period the Company paid Consulting fees of $15,000 to a private company controlled by the family of a director, and $5,000 to a Director of the Company for Management fees.

Liquidity and Capital Resources

Historically, the Company has raised funds through equity financing and the exercise of options and warrants to fund its operations. The Company has a working capital deficiency of $67,723 at September 30, 2001. The Company will continue to require funding to finance corporate and administrative expenses and ongoing exploration on the Company's Russell Lake Property.

Risks

Mineral exploration and development involve a high degree of risk and few properties are ultimately developed into producing mines. There is no assurance that the Company's future Exploration and development activities will result in any discoveries of commercial bodies of ore. Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in a mineral deposit being unprofitable.

Competition

The mining industry in which the Company is engaged is in general, highly competitive. Competitors include well-capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than those of the Company. The Company competes with other mining companies in connection with the acquisition of mineral properties. In general, properties with a higher grade of recoverable mineral and/or which are more readily minable afford the owners a competitive advantage in that the cost of production of the final mineral product is lower. Thus, a degree of competition exists between those engaged in the mining industry to acquire the most valuable properties. As a result, the Company may eventually be unable to acquire attractive mining properties.

NORTHERN CONTINENTAL RESOURCES INC.
560 - 355 Burrard Street
Vancouver
BC V6C 2G8
Tel. (604) 685 9255
Fax. (604) ~~685 5348~~
669-3041

Change of Address Notice

Effective November 1, 2001

New Address:

305 - 455 Granville Street
Vancouver, BC V6C 1T1